June 23, 2011

Ms. Cicely LaMothe

Mr. Wilson K. Lee

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Arbor Realty Trust, Inc.

Form 10-K for the year ended 12/31/2010

Filed on 3/4/2011

File No. 001-32136

Dear Ms. LaMothe and Mr. Lee:

Arbor Realty Trust, Inc. (the “Company”) has received your letter, dated June 6, 2011 (the “Comment Letter”) regarding the Form 10-K for the year ended December 31, 2010 of the Company (the “Filing”) and is responding to the comments of the staff of the Commission (the “Staff”) set forth in the Comment Letter.  Each of the numbered comments below relates to the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Business, page 1

Our Structured Finance Investments, page 7

1.              We note the Internal Risk Rating and LTV ratio included in your tabular disclosure on page 105.  In the appropriate section of your future Exchange Act periodic reports, please elaborate and provide a brief definition of your Internal Risk Rating.  Also, please advise us how you measure your relative loss position for your mezzanine loans, junior participation loans, and preferred equity investments.  We may have further comments.

Company Response:

We respectfully inform the staff that the Company believes it has defined its Internal Risk Rating process in the appropriate section in Note 3 — Loans and Investments on page 104 of its Form 10-K for the year ended December 31, 2010.

The Company measures its relative loss position for its mezzanine loans, junior participation loans, and preferred equity investments by determining the point where the Company will be exposed to losses based on its position in the capital stack as compared to the fair value of the underlying collateral.  The Company determines its loss position on both a last dollar LTV and a first dollar LTV basis.  Last dollar LTV is calculated by comparing the total of the carrying value of the Company’s loan and all senior lien positions within the capital stack to the fair value of the underlying collateral to determine the point at which the Company will initially absorb a loss.  First dollar LTV is calculated by comparing the total of the Company’s senior most dollar and all senior lien positions within the capital stack to the fair value of the underlying collateral to determine the point at which the Company will absorb a total loss of its position.  In future filings, the Company will disclose both last and first dollar LTV by both product type and asset class along with a brief description of what each represents in the tables in Note 3 on p.104 and 105.

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.              To the extent you consider adjusted book value to be a key financial performance indicator, please disclose and reconcile in future Exchange Act periodic reports.

Company Response:

Beginning with the June 30, 2011 Form 10-Q, the Company will disclose the following in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in a new section titled “Non-GAAP Financial Measures”:

Non-GAAP Financial Measures

Adjusted Book Value

We believe that adjusted book value per share is an additional appropriate measure given the magnitude and the deferral structure of the 450 West 33rd Street transaction from 2007, as well as the changes in the fair value of certain derivative instruments.  Adjusted book value per share currently reflects the future impact of the 450 West 33rd Street transaction on our financial condition as well as the evaluation of our operating results without the effects of unrealized losses from certain of our derivative instruments.  We consider this non-GAAP financial measure to be an effective indicator of our financial performance for both us and our investors. We do not advocate that investors consider this non-GAAP financial measure in isolation from, or as a substitute for, financial measures prepared in accordance with GAAP.  In addition, GAAP book value per share and adjusted book value per share calculations do not take into account any dilution from the potential exercise of the warrants issued to Wachovia as part of the 2009 debt restructuring.

GAAP book value per share and adjusted book value per share as of June 30, 2011 and December 31, 2010 is as follows:

	June 30, 2011		December 31, 2010

GAAP Arbor Realty Trust, Inc. Stockholders’ Equity	$ xx		$ xx

Add: 450 West 33rd Street transaction — deferred revenue	xx		xx

Unrealized loss on derivative instruments	xx		xx

Subtract: 450 West 33rd Street transaction — prepaid management fee	(xx	)	(xx	)

Adjusted Arbor Realty Trust, Inc. Stockholders’ Equity	$ xx		$ xx

Adjusted book value per share	$ x.x		$ x.x

GAAP book value per share	$ x.x		$ x.x

Common shares outstanding	xx		xx

Significant Accounting Estimates and Critical Accounting Policies

Impaired Loans, Allowance for Loan Losses and Loss on Restructured Loans, page 46

3.              We note the significant increase in charge-offs for the year ended December 31, 2010.  In future Exchange Act periodic reports, please disclose how you define a confirmed loss for charge-off purposes.

Company Response:

Beginning with the June 30, 2011 Form 10-Q, the Company will disclose the following in its Critical Accounting Policies in Management’s Discussion and Analysis and Note 2 — Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements:

Impaired Loans, Allowance for Loan Losses, Loss on Restructured Loans and Charge-offs

Charge-offs to the allowance for loan losses occur when losses are confirmed through the receipt of cash or other consideration from the completion of a sale; when a modification or restructuring takes place in which we grant a concession to a borrower or agree to a discount in full or partial satisfaction of the loan; when we take ownership and control of the underlying collateral in full satisfaction of the loan;  when loans are reclassified as other investments; or when significant collection efforts have ceased and it is highly certain that a loss has been realized.

Changes in Financial Condition, page 53

4.              In future Exchange Act periodic reports, please disclose the yield on assets acquired during the reporting period.

Company Response:

Beginning with the June 30, 2011 Form 10-Q, the Company will disclose in Changes in Financial Condition the weighted average yield on assets acquired during the reporting period in addition to the number of loans and the dollar amount.

5.              We note that you refinanced or modified 24 loans totaling $334.7 million.  In future Exchange Act periodic reports, to the extent that modification of loans decreased the yield on such loans based on their unmodified terms, please disclose the number of loans, the total principal, and the decrease in yield.

Company Response:

Beginning with the June 30, 2011 Form 10-Q, the Company will disclose in Changes in Financial Condition the weighted average decrease or increase in yield on assets modified during the reporting period in addition to the number of loans and the principal amount.

6.              We note the disclosure of real estate you acquired on page 54.  To the extent that real estate owned becomes a material portion of your total assets in future reporting periods, please provide operating data for such properties, including lease expiration schedules and rental and occupancy rates.

Company Response:

Beginning with the June 30, 2011 Form 10-Q, the Company will disclose operating data available for real estate owned properties in Changes in Financial Condition such as lease expiration schedules and rental and occupancy rates to the extent that the real estate owned properties are material.

CDOs, page 70

7.              Given the significance of your CDOs, please tell us what consideration was given to providing visibility into the nature of assets held in your various CDOs in future Exchange Act periodic reports.  In this regard, please include a tabular presentation disclosing the face amount for each CDO and the underlying collateral composition, including the face value, fair value and credit rating as appropriate.  In addition, to the extent you are aware of specific collateral at risk, please quantify those amounts.  Please provide us with your proposed disclosure.

Company Response:

We respectfully inform the staff that the Company currently provides in tabular format the carrying value of the Company’s CDO debt and corresponding collateral for each of the Company’s three CDOs in the Notes to the Consolidated Financial Statements under “Note 8 — Debt Obligations — Collateralized Debt Obligations.”  The Company will enhance its disclosure to include the face amount of the debt and collateral, collateral composition, collateral at risk, as well as fair value and credit ratings where appropriate, and this information will also be included in Management’s Discussion and Analysis for the periods presented beginning with the June 30, 2011 Form 10-Q.  The following table outlines the proposed revisions to the table disclosure originally included in “Note 8 — Debt Obligations” which in future filings will be presented in both Note 8 and in Management’s Discussion and Analysis:

The following table outlines borrowings and the corresponding collateral under the Company’s collateralized debt obligations as of June 30, 2011:

Collateral
	Debt		Loans		Securities			Cash
	Face	Carrying	Unpaid	Carrying	Face	Carrying	Fair	Restricted	Collateral
(Amounts in thousands)	Value	Value	Principal	Value	Value	Value	Value (1)	Cash (2)	At-Risk (3)

CDO I — Issued four investment grade tranches January 19, 2005. Reinvestment period through April 2009. Stated maturity date of February 2040. Interest is variable based on three-month LIBOR; the weighted average note rate was 4.62%

	$ xx	$ xx	$ xx	$ xx	$ xx	$ xx	$ xx	$ xx	$ xx

CDO II — Issued nine investment grade tranches January 11, 2006. Reinvestment period through April 2011. Stated maturity date of April 2038. Interest is variable based on three-month LIBOR; the weighted average note rate was 2.76%

	xx	xx	xx	xx	xx	xx	xx	xx	xx

CDO III — Issued 10 investment grade tranches December 14, 2006. Reinvestment period through January 2012. Stated maturity date of January 2042. Interest is variable based on three-month LIBOR; the weighted average note rate was 1.76%

	xx	xx	xx	xx	xx	xx	xx	xx	xx

Total CDOs	$ xx	$ xx	$ xx	$ xx	$ xx	$ xx	$ xx	$ xx	$ xx

(1)       Securities with a fair value of $xx were rated a BB- by Standard & Poor’s.

(2)       Represents restricted cash held for reinvestment in CDOs.

(3)       Amounts represent the face value of collateral in default, as defined by the CDO indenture, as well as assets deemed to be “credit risk”. Credit risk assets are reported by each of the CDOs and are generally defined as one that, in the CDO collateral manager’s reasonable business judgment, has a significant risk of declining in credit quality or, with a passage of time, becoming a defaulted asset.

The Company notes that the loans held as collateral in the Company’s CDOs are carried at cost, net of unamortized fees and allowance for loan losses.  The Company did not elect the fair value option in accordance with ASC 825-10 and discloses the fair value of these loans in its “Note 20 - Fair Value” note on page 154 of the December 31, 2010 Form 10-K.  For CDO collateral securities, the Company will include the fair value as part of this note and the Management’s Discussion and Analysis in future filings.

In addition, substantially all of the collateral in the Company’s CDOs are loans which are privately rated on a non-recurring basis. The Company will provide the ratings for securities that are publicly rated by institutions such as Standard & Poor’s as part of this disclosure in future filings.

8.              Reference is made to footnote (1) in the table summarizing your CDO compliance tests.  We note the principal balance of the assets used in the calculation may be impacted by credit ratings.  In future Exchange Act periodic reports, please discuss the impact of rating downgrades on your CDOs.

Company Response:

We respectfully inform the staff that the Company would like to clarify that rating downgrades of the Company’s CDO collateral generally do not have a direct impact on the calculation of the overcollateralization test for each of the Company’s CDOs.  Further, only downgrades that are below significantly low rating thresholds (e.g. CCC-), as defined in each CDO, could negatively impact the principal balance of the assets for purposes of calculating the overcollateralization tests.  As noted in footnote (1), the event of an asset defaulting would negatively impact compliance of the overcollateralization test.

Beginning with the June 30, 2011 Form 10-Q, the Company will disclose the following in its CDO compliance tests disclosure:

“Rating downgrades of CDO collateral will generally not have a direct impact on the principal balance of a CDO asset for purposes of calculating the CDO’s overcollateralization test unless the rating downgrade is below a significantly low threshold (e.g. CCC-) as defined in each CDO vehicle.”

9.              In future Exchange Act periodic reports, please expand your MD&A to discuss trends in your overcollateralization ratios.

Company Response:

Beginning with the June 30, 2011 Form 10-Q, the Company will discuss historical trends in its overcollateralization ratios for the Company’s CDOs in the Management’s Discussion and Analysis as follows:

As of the determination dates in April 2011, January 2011 and October 2010, the Company’s overcollateralization ratios were 185.59%, 185.88% and 184.24%, respectively, for CDO I;

181.74%, 171.81% and 171.00%, respectively, for CDO II; and 109.89%, 109.50% and 109.47%, respectively, for CDO III.  The ratio will fluctuate based on the performance of the underlying assets, transfers of assets into the CDOs prior to the expiration of their respective replenishment dates, purchase or disposal of other investments, and loan payoffs.

Management Agreement, page 77

10.       Under the revised management agreement with ACM, we note that your manager is entitled to an incentive fee that includes an adjustment for gains from the retirement and restructuring of debt.  We also note that at various points in 2009 and 2010 that you repurchased bonds and junior subordinated notes from ACM and recorded a gain on those transactions.  Please clarify if your manager received an incentive fee from the gains generated from the repurchases of debt from your manager or if gains included in the incentive fee calculation are limited to transactions with third parties.  In addition, please tell us how you considered the guidance in ASC 470-50-40-2 as it relates to extinguishment transactions between related entities.

Company Response:

The Company would like to clarify that the gains in 2010 generated from the repurchases of debt from ACM were included in the incentive fee calculation for 2010 in accordance with the terms of the management agreement.  However, it should be noted that ACM did not earn an incentive fee in 2009 and, consequently, any gains earned from the repurchase of debt during 2009 did not impact the incentive fee calculation for that or any other year.  ACM purchased the debt at arm’s length from independent third parties and subsequently sold all of this debt to the Company.  In each case, this completed the debt extinguishment and triggered a gain.  The Company believes the guidance in ASC 470-50-40-2 as it relates to extinguishment transactions between related entities is more applicable to transactions where there is no third party involved.

Financial Statements and Notes

Consolidated Statements of Operations, page 88

11.       We note that you have included dividends per common share on the face of your Consolidated Statements of Operations verses in the notes to your financial statements.  Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Company Response:

In future 10-K filings, the Company will remove the dividends per common share on the face of the Consolidated Statements of Operations and the disclosure will remain in “Note 15 — Distributions” in the Notes to Consolidated Financial Statements.

Note 2 — Summary of Significant Accounting Policies

Impaired Loans, Allowance for Loan Losses and Loss on Restructured Loans, page 95 - 96

12.       We note you assess the fair value of the underlying collateral securing your loans in determining the corresponding charges to the provision for loan losses.  Please clarify whether you obtain third party appraisals, utilize internal models and techniques such as discounted cash flows, or a combination of both in determining the fair value of the underlying collateral.  To the extent that appraisals are utilized, please tell us and expand future Exchange Act periodic reports to discuss how and when third party appraisals are obtained, the type of appraisal obtained such as “retail value” or “as is” value, and whether you make any adjustments to the appraisals and why.  If applicable, please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

Company Response:

The Company reviews all of its assets quarterly, and as part of the review process performs an analysis of the value of the underlying collateral.  Internal models are the primary valuation tool whereas each asset will have an in-depth income projection model prepared.  The output of the income projection model generally will be run through an internally developed discounted cash flow or direct capitalization model to help determine fair value.  Various third-party sources such as REIS Inc., local brokers, and local appraisers will be used to generate the appropriate inputs, regarding current market based rents, expenses, occupancy levels, capitalization rates and discount rates, for these models.  Appraisals are not ordered as a matter of normal course, but will be contracted for when needed to fulfill legal and/or reporting requirements. The type of appraisal ordered is determined on a case by case basis and will depend on the valuation type that is most appropriate for the particular asset, which may include “as-is” or “stabilized value”.  In the event that an appraisal has been ordered, the appraisal will be used as an additional source of valuation information only and no adjustments are made to the appraisal.

Beginning with the June 30, 2011 Form 10-Q, the Company will disclose the following in its Critical Accounting Policies in Management’s Discussion and Analysis and Note 2 — Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements:

“The Company utilizes internally developed valuation models and techniques primarily consisting of discounted cash flow and direct capitalization models in determining the fair value of the underlying collateral on an individual loan. The Company may also obtain a third party appraisal, which may include “as-is” or “stabilized value”.  Such appraisals may be used as an additional source of valuation information only and no adjustments are made to appraisals.”

Note 3 — Loans and Investments, pages 102 - 109

13.       Please consider expanding future Exchange Act periodic reports to provide further analysis of your allowance for loan losses.  Specifically, please consider summarizing charge-offs and recoveries by asset class and presenting net charge-offs and ratio of net charge-offs during the period to average loans outstanding.  Reference is made to Table IV — Summary of Loan Loss Experience of Industry Guide 3.

Company Response:

We respectfully inform the staff that the Company believes it has met the disclosure requirements for its industry as a commercial real estate investment trust in accordance with Table IV — Summary of Loan Loss Experience of Industry Guide 3 in its disclosure in Note 3 of the Notes to Consolidated Financial Statements with the exception of charge-offs and recoveries by asset class, net charge-offs and a ratio of net charge-offs during the period to average loans outstanding.

Beginning with the June 30, 2011 Form 10-Q, the Company will disclose the following additional table in Note 3 of the Notes to Consolidated Financial Statements.

For the Six Months Ended
	June 30, 2011		June 30, 2010

Charge-offs:
Multi-family	$ xx		$ xx
Office	xx		xx
Hotel	xx		xx
Land	xx		xx
Commercial	xx		xx
Condo	xx		xx
Total	xx		xx

Recoveries:
Multi-family	xx		xx
Office	xx		xx
Hotel	xx		xx
Land	xx		xx
Commercial	xx		xx
Condo	xx		xx
Total	xx		xx

Net Charge-offs	xx		xx

Ratio of net charge-offs during the period to average loans outstanding during the period	xx	%	xx	%

14.       Your risk factor disclosure on page 22 indicates that many of your commercial real estate loans are funded with interest reserves.  For these loans, please tell us and consider expanding disclosures in future Exchange Act periodic reports to disclose the following information.  In your response, please provide us the disclosure you will include in future Exchange Act periodic reports to address the issue.

•                 Policy for recognizing interest income on these loans.

•                 How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest.

•                Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes.

•                Your underwriting process for the loans with interest reserves and any specific differences in how you underwrite loans with interest reserves and those without interest reserves.

•                 Whether any of your loans with interest reserves are currently non-performing.

Company Response:

We respectfully inform the staff that the Company’s standard policies for interest income recognition are applied to all loans, including those with interest reserves.  As long as the Company continues to expect repayment of the loan according to its contractual terms, interest income will continue to be recognized.  The Company actively monitors all projects to ensure that the projects are proceeding as planned, which may include reviewing operating performance, monitoring collections, site inspections, and external sources such as third-party servicers and public information.  The Company utilizes this analysis to determine whether to capitalize interest due to the Company which has not been received in cash.

The Company may modify or extend maturing loans in the normal course of business regardless of the loan having an interest reserve or not. Any loan modified or extended is predicated upon a goal of maximizing the collection of the loan. The evaluation is performed on a loan-by-loan basis, both as a function of the quarterly review process and on a judgmental basis as necessary.

The underwriting process is designed to help ensure that the proceeds and structure of a loan are appropriate for the anticipated performance of the underlying collateral.  Interest reserves may be one component of a properly structured loan, and will be established in a sufficient amount to provide for current payment of interest during the period of lease-up, construction, rehabilitation, or permitting/zoning work, as indicated. Other than matters specifically related to the establishment of the interest reserve itself, there is no substantive difference in the Company’s underwriting process for loans with an interest reserve compared with the process for loans without an interest reserve.  For loans with interest reserves, each time the borrower requests to draw funds from the reserve, the Company analyzes the amount of the reserve to ensure that it will continue to comply with the contractual interest reserve requirements.  If the analysis indicates an expected shortfall, then the borrower would typically be required to replenish the interest reserve or pay the contractual interest amount due.  The Company does not record interest income on loans with interest reserve shortfalls or if the borrower fails to pay the contractual interest payment due.  The Company does not advance additional interest reserves simply to keep a loan from becoming nonperforming.  As of December 31, 2010, the Company had one loan that had an interest reserve balance of $0.1 million that was classified as non-performing.

Beginning with the June 30, 2011 Form 10-Q, the Company will disclose the following in its Revenue Recognition paragraphs in its Critical Accounting Policy sections in Management’s Discussion and Analysis and Note 2 — Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements:

“Given the transitional nature of some of our real estate loans, the Company may require funds to be placed into an interest reserve, based on contractual requirements, to cover debt service costs.  The Company will analyze these interest reserves on a periodic basis and determine if any additional interest reserves are needed.  Recognition of income on loans with funded interest reserves are accounted for in the same manner as loans without funded interest reserves.  The Company will not recognize any interest income on loans in which the borrower has failed to make the contractual interest payment due or has not replenished the interest reserve account.  At June 30, 2011, the Company had total interest reserves of $     million on loans with an unpaid principal balance of $     million and had one non-performing loan with an unpaid principal balance of $     million and a funded interest reserve of $     million.”

15.       We note you have modified certain loans and treated them as trouble debt restructurings.  Please quantify the total amounts of loans modified and the portion of those loans that were treated as troubled debt restructurings.  To the extent that all modifications were not troubled debt restructurings, please explain why.  In addition, please tell us and consider expanding future Exchange Act periodic reports to describe your loan modification programs.  Your discussion should include the triggers or factors you review to identify loans that you consider modifying, the significant terms modified and the typical length of each of the modified terms.  In your response, please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

Company Response:

We respectfully inform the staff that in 2010, the Company refinanced and/or modified 24 loans totaling $334.7 million, of which 19 loans totaling $261.7 million were considered by the Company to be troubled debt restructurings.

Beginning with the June 30, 2011 Form 10-Q, the Company will disclose the following in its Revenue Recognition paragraphs in its Critical Accounting Policy sections in Management’s Discussion and Analysis and Note 2 — Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements:

“Loan terms may be modified if the Company determines that based on the individual circumstances of a loan and the underlying collateral, it is more likely to increase the total combined principal and interest recovery from the loan. Any loan modification is predicated upon a goal of maximizing the collection of the loan.  Typical triggers for a modification would include situations where the projected cash flow is insufficient to cover required debt service, when asset performance is lagging the initial projections, where there is a requirement for rebalancing, where there is an impending maturity of the loan, and where there is an actual loan default.  Loan terms that have been modified have included, but are not limited to interest rate, maturity date and in certain cases, principal amount.  Length and amounts of each modification have varied based on individual circumstances and are determined on a case by case basis. If the loan modification constitutes a concession whereas the Company does not receive ample consideration in return for the modification, and the borrower is experiencing financial difficulties and cannot repay the loan under the current terms, than the modification is considered by the Company to be a troubled debt restructuring. If the Company receives a benefit, either monetary or strategic, and the above criteria are not met, the modification is not considered to be a troubled debt restructuring.”

In addition, beginning with the June 30, 2011 Form 10-Q, the Company will disclose the following in Note 3 — Loans and Investments in the Notes to Consolidated Financial Statements:

“During the quarter ended June 30, 2011, the Company refinanced and/or modified      loans totaling $     million, of which      loans totaling $     million were considered by the Company to be troubled debt restructurings.”

Note 8 — Debt Obligations, page 123

Collateralized Debt Obligations, page 124

16.       We note that at various points you repurchased your investment grade CDOs at significant discounts.  Tell us what consideration was given to providing enhanced disclosure of the actual tranches reacquired.

Company Response:

Beginning with the June 30, 2011 Form 10-Q, the Company will disclose the individual tranches of CDO debt that it reacquires for all periods presented.

17.       Further to our previous comment, we note that in certain instances you recognized a gain upon the repurchase of your CDOs and then reissued them in exchange for junior subordinated notes and recorded an additional gain.  In light of the subsequent reissuance, tell us how you considered both transactions and extinguishment.  Advise us if the reacquisition of the CDOs were in contemplation of the exchange with the junior subordinated debt holders and if so, how that impacted your accounting.  In general, tell us the accounting literature relied upon when recording the extinguishment or exchange in these transactions.

Company Response:

We respectfully inform the staff that the Company’s repurchase of its CDO debt and its subsequent reissuance in connection with the retirement of its junior subordinated notes were independent events and were not contemplated in connection with one another.  At various points throughout the first three quarters of 2009, the Company repurchased its own CDO debt as these repurchases represented attractive market opportunities for the Company to retire its CDO debt at a discount.  The Company recorded gains on the extinguishment of its CDO debt in accordance with ASC 470-50-40 as this transaction was an extinguishment whereby the Company was relieved of its obligation to repay the entire indebtedness for an agreed upon discounted price.  In February of 2010, the Company was able to retire a portion of its junior subordinated notes in exchange for the transfer of certain assets, including the re-issuance of the CDO debt that was repurchased in 2009.  The Company entered into this separate transaction as its creditors agreed to retire a portion of the Company’s junior subordinated notes at a discount and was a result of analyzing the Company’s capital requirements for completing the transaction as well as the willingness of the junior subordinated note holders to accept other forms of capital.  The Company recorded a $26.3 million gain upon the retirement of certain of its junior subordinated notes in accordance with the guidance in ASC 470-60-35 and ASC 470-60-55 as this transaction was considered a troubled debt restructuring where the Company, as the debtor, was granted a concession by its creditor as a result of its financial difficulties.

Notes Payable, page 131

18.       In June 2010, we note the Company closed on a discounted payoff agreement with Wachovia resulting in a gain of $158.4 million.  Please clarify if the $176.2 million payoff was all cash.  If it was a combination of cash, assets and equity instruments, quantify the amounts of each.  Tell us whether this was a troubled debt restructuring, how you calculated the gain, and the accounting literature you relied upon.  From a qualitative standpoint, please also advise us the nature of the assets underlying this transaction.

Company Response:

The Company was able to complete this transaction with all cash.  The cash used to complete the transaction was cash on hand generated from operating activities and cash received from a new $26.0 million term debt facility from a different lender, which was subsequently repaid in

October 2010.  This transaction was considered by the Company to be a troubled debt restructuring by debtors in accordance with ASC 470-60.  This transaction was an extinguishment whereby the Company was relieved of its obligation to repay the entire indebtedness for an agreed upon discounted price, and therefore the Company recorded a gain.  The gain was calculated by taking the difference between the outstanding indebtedness and the discounted payoff amount upon the closing of the transaction, net of commissions and other various expenses.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filings and further acknowledges that comments from the Staff or changes to disclosure in the Filings in response to comments from the Staff do not foreclose the Commission from taking any action with respect to the Filings.  The Company will not assert any comments from the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments relating to the foregoing should be directed to the undersigned at (516) 506-4422.

Sincerely,

/s/ Paul Elenio
Paul Elenio
Chief Financial Officer